July 8, 1997


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, DC  20549


        Jackson Hewitt Inc. Withdrawal of Registration Statement
        On Form SB-2
        Commission File No. 33-94162

To Whom It May Concern:

        Pursuant to Rules 477 and 478 under the Securities Act of 1933, Jackson Hewitt Inc. ("Company") hereby requests consent from the Securities and Exchange Commission to withdraw the Company's Registration Statement on Form SB-2, Commission File No. 33-94162 ("Registration Statement"). The offering described in the Registration Statement was terminated in 1995 when the Company and the underwriter for the offering determined that the Company's Convertible Subordinated Debentures could not be sold on terms acceptable to the Company.

        Please do not hesitate to contact John M. Paris, Jr., counsel to the Company, at 757-624-3181 should you have any questions regarding the foregoing.

                                          Sincerely,



                                          /s/ Keith E. Alessi
                                          ---------------------
                                          Keith E. Alessi
                                          Chairman of the Board,
                                          President and Chief Executive Officer

cc:   John M. Paris, Jr., Esq.